Exhibit 12.1

McKESSON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended March 31,
(Dollars in millions)	December 31, 2016	2016	2015	2014	2013	2012

Earnings:
Income from continuing operations before income taxes	$2,217	$3,250	$2,657	$2,171	$1,950	$1,915
Adjustment for equity in net income of and dividends from equity investees	—	(1)	(1)	2	(1)	(2)
Fixed charges - below	344	498	520	400	316	329
Amortization of capitalized interest	1	1	1	2	2	3
Less: Capitalized interest	(1)	(1)	—	—	(1)	(1)

Earnings as adjusted	$2,561	$3,747	$3,177	$2,575	$2,266	$2,244

Fixed charges:
Interest expense (a) (b)	$231	$353	$374	$300	$240	$250
Capitalized interest	1	1	—	—	1	1
Portion of rental expense representative of the interest factor (c)	112	144	146	100	75	78
Total fixed charges	$344	$498	$520	$400	$316	$329

Ratio:
Ratio of earnings to fixed charges	7.4	7.5	6.1	6.4	7.2	6.8

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.
(b)	Interest expense on uncertain tax liabilities is excluded from interest expense as the company records these amounts within income tax expense.
(c)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.